Exhibit (a)(5)

UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF MASSACHUSETTS

MAXWELL SHOE COMPANY INC., Plaintiff, v. JONES APPAREL GROUP, INC., and MSC ACQUISITION CORP., Defendants.	Civil Action No.

COMPLAINT

Plaintiff, Maxwell Shoe Company Inc. (“Maxwell Shoe,” or the “Company”), by its undersigned counsel, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

SUMMARY OF ACTION

1.    This action arises out of a scheme by Defendants, Jones Apparel Group, Inc. (“Jones”), and MSC Acquisition Corp. (“MSCAC”), to seize control of Maxwell Shoe through a tender offer for Maxwell Shoe’s shares (the “Tender Offer”) and a consent solicitation (the “Consent Solicitation”) seeking to replace the Company’s board of directors (the “Board”), both of which were made in violation of the disclosure requirements and antifraud provisions of the Securities Exchange Act of 1934 (the “Exchange Act”).

2.    On March 23, 2004, Defendants filed a Tender Offer Statement (the “Tender Offer Statement”) with the Securities and Exchange Commission (the “SEC”) pursuant to 15 U.S.C. § 78n(d)(1) or 15 U.S.C. § 78m(e)(1).

3.    On March 23, 2004, Defendants filed a Schedule 14A Consent Statement (the “Consent Statement”) with the SEC pursuant to 15 U.S.C. § 78n(a).

4.    The Tender Offer Statement reflects the Tender Offer by Jones and MSCAC to purchase: (i) all issued and outstanding shares of Class A Common stock, par value $.01 per share of Maxwell Shoe, and (ii) unless and until validly redeemed by Maxwell Shoe’s Board, the associated rights to purchase shares of Series A Junior Participating Preferred Stock of Maxwell Shoe, at a price of $20.00 per share, net to the seller in cash.

5.    The Consent Statement seeks written consents from Maxwell Shoe’s stockholders to take the following actions without a stockholders’ meeting: (i) remove each member of Maxwell Shoe’s Board and any person (other than those elected through Defendants’ consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly created directorships; (ii) elect the Defendants’ Nominees described in the Consent Statement to serve as directors of Maxwell Shoe (or, if any such Defendants’ Nominee is unable or unwilling to serve as a director of Maxwell Shoe, any other person designated as a nominee by the remaining nominee or nominees); and (iii) repeal each provision of Maxwell Shoe’s Bylaws or amendments thereto, if any, adopted after January 22, 2004, and before the effectiveness of Defendants’ three proposals in the Consent Statement.

6.    The Tender Offer Statement and the Consent Statement contain materially false and misleading statements and omissions.

7.    Defendants’ undisclosed motivation for the Tender Offer and Consent Solicitation is to relieve Jones’s subsidiary Jones Investment Co., Inc. (“JIC”) of its obligations under a licensing agreement for the AK Anne Klein brand name (the “License”), pursuant to which Maxwell Shoe is the licensee.

8.    There is a substantial gap in Maxwell Shoe’s favor between the royalties Maxwell Shoe must pay to JIC under the License and the amounts Maxwell Shoe earns pursuant to the License.

9.    The License is extremely lucrative for Maxwell Shoe, but JIC sees but a fraction of that amount as the licensor.

10.    The License provided Maxwell Shoe with approximately 33 percent of its total net sales in 2003.

11.    If Jones took over Maxwell Shoe, it would either keep the income from the License for itself, or cancel the License and relicense the brand name on terms much more favorable to Jones.

12.    Among other material misstatements and omissions in connection with the Tender Offer and Consent Solicitation, Defendants have failed to disclose the fact that JIC only acquired the License in December 2003, and that at that same time, Jones was also trying to acquire Maxwell Shoe. As Jones well understood, a parallel acquisition of Maxwell Shoe would have allowed Jones then, as it would allow Jones now, to stand on both sides of Maxwell Shoe’s lucrative License.

13.    Among additional material misstatements and omissions, Defendants also have failed to disclose conflicts of interest among certain of Defendants’ nominees (“Defendants’ Nominees”) to the Company’s Board and the incompetence of certain of Defendants’ Nominees, as evidenced by their directorships and/or management of numerous companies that were driven into bankruptcy on their watches.

14.    In short, contrary to Jones’s assertions that the Tender Offer “maximize[s] [stockholder] value,” the lowball Tender Offer actually represents nothing more than a transparent attempt by Jones to free itself cheaply from a license agreement that has proven highly lucrative for the Company and onerous for Jones.

JURISDICTION AND VENUE

15.    This Court has subject-matter jurisdiction over this action pursuant to 15 U.S.C. § 78aa and 28 U.S.C. § 1331.

16.    Venue is proper in this District pursuant to 15 U.S.C. § 78aa because the Defendants committed acts constituting violations of 15 U.S.C. § 78n in this District. Venue is also proper in this District pursuant to 28 U.S.C. § 1391 because a substantial part of the events or omissions giving rise to Maxwell Shoe’s claims occurred in this District, and a substantial portion of the property that is the subject of this action is situated in this District.

17.    Declaratory relief is appropriate pursuant to 28 U.S.C. § 2201 because an actual controversy exists regarding the propriety of Defendants’ statements and disclosures under Sections 14(a) and 14(e) of the Exchange Act, and SEC Rule 14a-9.

THE PARTIES AND THEIR RELATIONSHIP

The Parties

18.    Plaintiff Maxwell Shoe is a Delaware corporation with its principal place of business at 101 Sprague Street, Readville, Massachusetts. Maxwell Shoe is in the business of designing, developing and marketing casual and dress footwear for women and children.

19.    As of March 23, 2004, Maxwell Shoe had approximately 14,840,056 shares of Class A common stock outstanding and approximately 4,200 beneficial owners. Maxwell Shoe is traded on the NASDAQ National Market under the symbol “MAXS.”

20.    Upon information and belief, based on the Tender Offer Statement, Defendant Jones is a Pennsylvania corporation with its principal executive offices at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania. As of March 11, 2004, Jones had approximately

126,104,431 shares of common stock outstanding. Jones trades on the New York Stock Exchange under the symbol “JNY.”

21.    Upon information and belief, based on the Tender Offer Statement, Defendant MSCAC is a New York corporation with its principal executive offices at 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania, and is, directly or indirectly, a wholly owned subsidiary of Jones.

22.    In July 1999, Maxwell Shoe entered into the License with Anne Klein, a division of Kasper A.S.L., Ltd. (“Kasper”), pursuant to which the Company licenses the AK Anne Klein brand name, among other things, on an exclusive basis.

23.    In August 2003, Jones won the public auction of Kasper in connection with Kasper’s bankruptcy proceedings.

24.    In December 2003, JIC, a subsidiary of Jones, acquired all right, title and interest in and to the AK Anne Klein brand name. Since that time, JIC has been the licensor under the License.

Defendants’ Proposal and Maxwell Shoe’s Response

25.    Beginning in September 2003, after Jones had won the public bankruptcy auction of Kasper the previous month, Jones approached Maxwell Shoe to discuss a potential acquisition of the Company by Jones.

26.    On February 18, 2004, Jones’s financial advisor approached the Company and expressed an interest in a transaction pursuant to which Jones would acquire all of the outstanding shares of Maxwell Shoe’s common stock.

27.    On February 25, 2004, Peter Boneparth, the President and Chief Executive Officer of Jones, called Maxwell Shoe’s Chairman and Chief Executive Officer, Mark J. Cocozza, to reiterate Jones’s interest in acquiring all of Maxwell Shoe’s outstanding shares at a price of $20 per share. Shortly after the call on February 25, 2004, Boneparth sent Cocozza a letter confirming Jones’s proposal to acquire all of Maxwell Shoe’s outstanding shares, and stating that Jones intended to publicly announce its proposal. Jones then did publicly announce the proposal.

28.    Later on February 25, 2004, Maxwell Shoe’s Board met telephonically with its legal advisors and Company management to discuss Jones’s proposal and to establish a process for evaluating the proposal. During the meeting, Maxwell Shoe’s Board approved the retention of Lehman Brothers Inc. (“Lehman Brothers”) to act as a financial advisor in connection with Jones’s proposal.

29.    On March 11, 2004, Maxwell Shoe’s Board met in person and telephonically with the Company’s legal and financial advisors to further discuss Jones’s unsolicited proposal. After careful consideration, and following a thorough review of Jones’s proposal with its legal and financial advisors, Maxwell Shoe’s Board determined by unanimous vote that Jones’s offer was financially inadequate and not in the best interests of the Company.

30.    The following day, on March 12, 2004, Cocozza left a telephone message for Boneparth informing him that Maxwell Shoe’s Board had concluded that Jones’s proposal was inadequate, and stating that Maxwell Shoe was not interested in pursuing further discussions regarding Jones’s proposal at that time. Later that day, Cocozza sent Boneparth a letter confirming the Maxwell Shoe Board’s decision regarding Jones’s offer.

31.    Boneparth called Cocozza later on March 12, 2004, and stated that he had received Cocozza’s letter. Cocozza reiterated during this conversation that Maxwell Shoe’s Board had given Jones’s proposal careful consideration and was not interested in pursuing

Jones’s proposal further at that time. Boneparth told Cocozza that Jones was going to “move on.”

32.    On March 23, 2004, Defendants filed the Tender Offer Statement and the Consent Statement with the SEC.

33.    On March 23, 2004, Maxwell Shoe issued a press release advising its stockholders to defer taking any action in response to Jones’s unsolicited tender offer until Maxwell Shoe’s Board made a recommendation to stockholders on whether to accept or reject Jones’s offer.

34.    On March 29, 2004, after having carefully considered Defendants’ SEC filings with the assistance of its financial advisor, Lehman Brothers, and its legal advisors, Maxwell Shoe announced that its Board had decided to reject the Tender Offer.

DEFENDANTS’ MATERIAL MISSTATEMENTS AND OMISSIONS

Defendants’ Materially Misleading Statements and Omissions in the Tender Offer Statement

35.    The Tender Offer Statement contains materially false and misleading statements and also omits material information about Defendants’ proposed acquisition of Maxwell Shoe.

36.    The Tender Offer Statement asserts that Defendants’ proposal “provides [an] attractive premium” to Maxwell Shoe stockholders.

37.    Boneparth has asserted that the proposal “provides an outstanding opportunity for your stockholders to maximize the value of their investment in Maxwell Shoe.”

38.    Defendants’ omission of a factual foundation or analysis to support the statements set forth in the preceding two paragraphs is materially false and misleading in violation of Section 14(e) of the Exchange Act.

39.    Defendants’ selective disclosure of the price of Maxwell Shoe stock on February 18, 2004, also misleadingly suggests that Defendants’ Tender Offer of $20 per share provides the Company’s stockholders with a significantly higher premium than it actually does.

40.    In particular, in the Summary Term Sheet on pages i and iv, and in Item 6 on page 13 of the Tender Offer Statement, Defendants state that on February 18, 2004 – the day Jones confidentially informed the Company of its proposal to acquire Maxwell Shoe – the price of a Company share on the NASDAQ National Market closed at $17.59.

41.    The Tender Offer Statement fails to note that the last reported sale price of the Company’s stock on February 24, 2004, the day before Jones publicly announced its proposal to Maxwell Shoe, was $18.40.

42.    The Tender Offer Statement also fails to note that the Tender Offer of $20 per share represents a premium of only 8.7% over the price of Maxwell Shoe’s stock on February 24, 2004, the day before Defendants publicly announced its proposal.

43.    On January 28, 2004, less than one month before Defendants publicly announced the Tender Offer, Maxwell Shoe’s stock price closed at $19.06 per share.

44.    The Tender Offer Statement further fails to note that the Tender Offer represents a premium of less than 5% over Maxwell’s Shoe’s stock price on January 28, 2004, less than one month prior to the date that Jones publicly announced the Tender Offer.

45.    Defendants’ selective disclosure of the price of the Company’s shares on the day it non-publicly proposed a merger to Maxwell Shoe is even more misleading, given that February 18, 2004, is an arbitrary date.

46.    The Tender Offer Statement states that Jones had been in discussions with the Company since November 2003.

47.    For that reason, the trading price of the Company’s stock on February 18, 2004, is of no significance to stockholders.

48.    The Tender Offer Statement also fails to disclose that the offering price is substantially less than the $22.09 per share trading price of Maxwell Shoe’s stock on March 22, 2004, the day prior to the commencement of the Tender Offer, as well as the price of the Company’s stock for nearly four weeks beforehand.

49.    Defendants’ Tender Offer Statement fails to provide any explanation, factual foundation, or analysis as to why an offer of $20 per share – given that the day before the Tender Offer was launched, the stock of Maxwell Shoe was trading 9.5 percent higher, at $22.09 – is financially adequate, let alone why it should be accepted by Maxwell Shoe’s stockholders.

50.    The Tender Offer Statement also fails to disclose that, upon information and belief, at the time Boneparth first contacted Cocozza, Jones already had won the public bankruptcy auction of Kasper, then the owner of the AK Anne Klein brand name and the licensor under the License, and that Jones closed its acquisition of Kasper on December 1, 2003.

51.    The Tender Offer Statement similarly fails to explain the relationship between the acquisition of the AK Anne Klein brand and the proposed acquisition of the Company. Specifically, the Tender Offer Statement fails to disclose Jones’s efforts to acquire the licensee, i.e., the Company, at the same time it was acquiring the licensor, i.e., Kasper, and, thereby, effectively terminate JIC’s obligations under the License and obtain the benefits of the License for itself.

52.    The Kasper acquisition and the Tender Offer are substantially related, and reasonable stockholders of Maxwell Shoe would consider details of that relationship material to their decision with respect to the Tender Offer.

53.    Defendants’ failure to disclose the timing and nature of the Kasper acquisition, how the Tender Offer fits into Jones’s larger strategy with respect to the AK Anne Klein brand name, or the Jones directors’ analysis of the strategic relationship between the Kasper acquisition and the proposed acquisition of Maxwell Shoe, constitute material omissions in violation of Section 14(e) of the Exchange Act.

54.    In violation of Item 1005(d) of Regulation M-A, which requires Defendants to describe any actual or potential conflict of interests with the Company, and of Section 14(e) of the Exchange Act, Item 10 on page 24 of the Tender Offer Statement does not adequately disclose that the License creates a serious conflict of interest between Jones and Maxwell Shoe with respect to the Tender Offer.

55.    Although this Item summarizes certain provisions of the License, Defendants fail to disclose: (i) that the Company’s net sales under the AK Anne Klein brand name represented approximately 33% of the Company’s total net sales in fiscal year 2003; (ii) that, if the Tender Offer and related transactions were successful, Jones would effectively capture the entire growing revenue stream from the License, because the Company would become a wholly-owned subsidiary of Jones; and (iii) that Jones only acquired Kasper, and that JIC became the licensor under the License, less than four month ago.

56.    The Tender Offer Statement suggests that Jones had been the Licensor under the License for a number of years, when in fact Jones acquired Kasper only in December 2003, at the same time that it was in discussions with the Company concerning a possible business combination.

57.    Without this information about the relationship between Jones and the License, and, specifically, without a basis for understanding that the License is uniquely valuable to

Jones, the Company’s stockholders cannot clearly understand Jones’s motivation for the Tender Offer (i.e., to effectively cancel the Company’s License or otherwise obtain the benefits of the License for itself), or make an informed decision as to whether $20 per share is a fair price given the unique benefits that the proposed acquisition would provide to Jones.

58.    The Tender Offer Statement characterizes Defendants’ Nominees as “highly qualified.”

59.    Reasonable stockholders of Maxwell Shoe would consider material to their decision regarding whether to tender their shares the histories of Defendants’ Nominees, as detailed below, as directors and/or managers of companies that went into bankruptcy and/or were delisted.

60.    The omission of this information, as well as the materially false and misleading statement that Defendants’ Nominees are “highly qualified,” violate Section 14(e) of the Exchange Act.

Defendants’ Materially Misleading Statements and Omissions Related to the Consent Solicitation

61.    The Consent Statement contains numerous materially misleading statements and omissions.

Undisclosed Ulterior Motive for the Acquisition

62.    The Consent Statement fails to disclose that Defendants’ motivation for acquiring Maxwell Shoe is to relieve Jones’s subsidiary, JIC, of its obligations to Maxwell Shoe under the License, and to obtain the Company’s benefits as licensee thereunder.

63.    Reasonable stockholders of Maxwell Shoe would consider material to their decision regarding whether to provide their written consents Defendants’ failure to disclose that Maxwell Shoe’s rights under the License are so valuable that Defendants have taken the extraordinary step of trying to replace the Board and purchase the Company for the purpose of extinguishing JIC’s obligations under the License and obtaining for Jones, the Company’s benefits as licensee thereunder.

64.    Reasonable stockholders of Maxwell Shoe also would consider Defendants’ true motivation for seeking to acquire Maxwell Shoe material to their decision regarding whether to provide their written consents.

65.    Accordingly, these omissions are materially misleading in violation of Section 14(a) of the Exchange Act and Rule 14a-9.

False and Misleading Statements about Defendants’ Nominees’ Qualifications

66.    The Consent Statement states that Defendants’ Nominees “are highly qualified individuals . . . .”

67.    The Consent Statement fails to state that, in the event the Consent Solicitation succeeds, but the Tender Offer fails, Defendants’ Nominees will nevertheless be left in control of the Company.

68.    It is eminently possible that the Tender Offer will fail because the Company’s stockholders will recognize it for what it is: a lowball offer designed to relieve JIC’s obligations under the License and to obtain for Jones the Company’s substantial benefits under the License.

69.    The Consent Statement states that Defendants’ Nominee Allan H. Corn left Michael Anthony Jewelers, Inc. (“Michael Anthony”), as Chief Financial Officer in December 2003 after 13 years, and that since 1989 he has been, and continues to serve as, a director of Michael Anthony.

70.    The Consent Statement fails to disclose that, at the time Corn left as Chief Financial Officer, Michael Anthony had reported losses for five straight quarters and had seen an operating profit of $4.2 million for 2002 turn into an operating loss of $4.5 million for 2003.

71.    The Consent Statement also fails to disclose that Michael Anthony was delisted from the American Stock Exchange on February 20, 2004.

72.    The Consent Statement fails to disclose Corn’s role in running Michael Anthony into the ground and destroying the value of its equity.

73.    The Consent Statement states that Defendants’ Nominee Robert D. Martin served as Senior Vice President and Chief Financial Officer, International, of Sunbeam Corporation (“Sunbeam”) from 1999 to 2000.

74.    The Consent Statement fails to disclose that in February 2001, less than a year after Martin left his Sunbeam positions, Sunbeam filed for bankruptcy.

75.    The Consent Statement’s omission described in the previous paragraph is a violation of Item 7 of Schedule 14A and Item 401(f) of Regulation S-K.

76.    The Consent Statement identifies Harold L. Leppo as one of Defendants’ Nominees.

77.    The Consent Statement states that Leppo was a director of (a) Salant, Inc. from 1995 to 1999; (b) Filene’s Basement Corp. (“Filene’s”) from 1996 to 2002; (c) J. Baker, Inc. (“J. Baker”), from 1997 to 2003; and (d) Home Base Inc. (“Home Base”) from 2001 to 2003.

78.    The Consent Statement fails to disclose that, in fact, Leppo became a director of Filene’s in 1992, and that he ceased serving as such no later than 2000. The Consent Statement also fails to disclose that Filene’s filed for bankruptcy in 1999.

79.    The Consent Statement fails to disclose that J. Baker legally changed its name to Casual Male Corp. in February 2001 and filed for bankruptcy under that name in May 2001.

80.    The Consent Statement also fails to disclose that, in fact, Leppo became a director of Home Base in December 1998 and remained on its board of directors until the company, after changing its name to House2Home, filed for bankruptcy in November 2001 and had its assets liquidated early the following year.

81.    The Consent Statement fails to disclose any description of the business conducted by the companies with whom Defendants’ Nominees have been employed or associated over the last five years.

82.    The omission described in the previous paragraph is a violation of Item 7 of Schedule 14A and Item 401(e) of Regulation S-K.

83.    Reasonable stockholders of Maxwell Shoe would consider material to their decision regarding whether to provide their written consents the histories of Defendants’ Nominees as directors and/or managers of companies that went into bankruptcy and/or were delisted.

84.    The Consent Statement should disclose the Defendants’ Nominees’ history as directors and/or managers of failed businesses. Reasonable stockholders of Maxwell Shoe would consider material to their decision whether to give their consents this history of Defendants’ Nominees and the risk that the equity value of Maxwell Shoe would be destroyed on the Defendants’ Nominees’ watch, just as the equity values of the previous companies with which they were affiliated were destroyed.

85.    These misstatements and omissions render the Consent Statement materially false and misleading, and deprive the Company’s stockholders of the information that they require in order to evaluate whether Defendants’ Nominees have the necessary industry experience and competence to serve as directors of the Company.

Misleading Statements about the Process and Consequences of Giving Consent

86.    In a March 31, 2004 conference call with analysts, Jones’s Boneparth stated, “We’re not shareholders of Maxwell [Shoe], obviously . . . .”

87.    Boneparth’s statement described in the previous paragraph is materially false and misleading, contradicts Defendants’ Consent Statement, and would confuse a reasonable shareholder of Maxwell Shoe as to Defendants’ status vis-a-vis the Company.

88.    Upon information and belief, Jones and MSCAC are both owners of Maxwell Shoe stock.

89.    The Consent Statement states that “consent to the proposals does not obligate you to tender your Shares in the offer.”

90.    The statement in the previous paragraph is materially misleading.

91.    The Consent Statement does not disclose that, if the Defendants’ Nominees take control of Maxwell Shoe and support the Tender Offer, and if a majority of Maxwell Shoe’s shares are tendered, then the remaining minority stockholders will be forced to surrender their shares as part of the “second-step” merger.

92.    The Consent Statement does not disclose that submitting a consent to the proposals could result in Defendants’ Nominees forcing those Maxwell Shoe stockholders who did not tender their shares to surrender their equity interest in Maxwell Shoe at a price they believe is too low.

93.    The Consent Statement does not disclose that stockholders may elect to remove some current members of the Company’s Board without removing others.

94.    The omission referred to in the previous paragraph renders the disclosure in the Consent Solicitation materially misleading because, under the instructions included on Jones’ consent card, stockholders have the option to elect to remove some directors, but not others.

95.    The Consent Statement also fails to include information about the proposed acquisition as required by Item 14 of Schedule 14A.

96.    Pursuant to Item 14 of Schedule 14A, when the matter to be voted upon also involves other matters that stockholders will not subsequently be permitted to vote upon, then information with respect to those other matters must also be provided in accordance with the standards under Item 14 of Schedule 14A.

97.    In the Consent Statement, Defendants state that “subject to their fiduciary duties, [Defendants’ Nominees] are expected to support the [Tender Offer] and the [proposed acquisition].”

98.    If the Consent Solicitation succeeded, the Company’s shareholders would not have an opportunity thereafter to vote upon the proposed acquisition by Jones.

99.    Reasonable stockholders of Maxwell Shoe would consider these potential consequences of giving their consent material to their decision whether to provide their written consent.

100.    Defendants’ failure to provide information about the proposed acquisition, and, specifically, financial information with respect to Jones and the Company that Schedule 14A would require if the Company’s shareholders were subsequently going to be permitted to vote upon the proposed acquisition, constitutes a violation of Item 14 of Schedule 14A, Section 14(a) of the Exchange Act, and Rule 14a-9.

Defendants’ Disparagement of the Board

101.    The letter to Maxwell Shoe’s stockholders filed with the Consent Statement states that Defendants “believe that the current directors of Maxwell [Shoe] are not acting, and will not act, in your best interests.”

102.    The Consent Statement states that Defendants “believe that the current members of [the Company’s] Board of Directors are not acting in your best interests with respect to the offer.”

103.    In a teleconference with analysts on March 31, 2004, Boneparth, referring to Maxwell Shoe’s Board, stated: “[I]n the age we’re living in today with corporate governance and board accountability it seems to us that there has been a series of fairly irresponsible acts.”

104.    The statements described in the preceding three paragraphs disparage the Board and are materially false and misleading, in violation of SEC Rule 14a-9, by implying that the Board members are not exercising their fiduciary duties to the Company’s stockholders.

105.    These unsupported assertions are particularly misleading in light of Defendants’ lowball offer to the Company’s shareholders, the significant, unique benefits that the proposed acquisition would afford to Jones and its subsidiaries, and Jones’ failure to disclose to the stockholders of Maxwell Shoe facts sufficient to adequately assess those matters.

Undisclosed Affiliations and Conflicts among Defendants’ Nominees

106.    The Consent Statement states that Defendants’ “[n]ominees are independent persons not affiliated with Maxwell [Shoe], Jones, [MSCAC] or any other subsidiary of Jones or any other subsidiary of Maxwell Shoe.”

107.    The Consent Statement fails to disclose that several of Defendants’ proposed directors have material conflicts of interest.

108.    The Consent Statement fails to disclose that, upon information and belief, Jones is a client of a company for whom Defendants’ Nominee Leppo does consulting work.

109.    In a January 13, 2003 press release from Berns Communications Group, LLC, on behalf of Financo, Inc. (“Financo”), Leppo is identified as one of several consultants hired to form a newly created global consulting division.

110.    A July 8, 2003 article in Investor’s Business Daily identifies Jones as a client of Financo.

111.    The Consent Statement discloses that Defendants’ Nominee Martin was Senior Vice President and Chief Financial Officer, International for Sunbeam from 1999 to 2000.

112.    The Consent Statement fails to disclose that Jones Director Howard Gittes served as a director of Sunbeam in 1998 and 2000, which included the time Martin was employed as a senior executive there.

113.    The Consent Statement also fails to disclose that Gittes was the Chairman of Sunbeam’s Compensation Committee in 1999, when Martin was employed as a senior executive at Sunbeam.

114.    The Consent Statement identifies Michael Koeneke, the Managing Member of Knightspoint Partners LLC (“Knightspoint”), as one of Defendants’ Nominees. It states that from 1997 through 2002, Koeneke was co-head and then Chairman of Global Mergers and Acquisitions at Merrill Lynch & Co., Inc. (“Merrill Lynch”).

115.    Upon information and belief, Koeneke became co-head of Mergers and Acquisitions at Merrill Lynch in 1993.

116.    In 1994, Merrill Lynch underwrote a public offering of 3.1 million shares of Jones stock, offered in part by Jones Director Sidney Kimmel.

117.    In 1997, Merrill Lynch underwrote a public offering of 4.5 million shares of Jones stock.

118.    The Consent Statement does not disclose the link between Merrill Lynch, on the one hand, and Jones and Kimmel, on the other.

119.    The Consent Statement also does not disclose that Koeneke is a member of the board of directors of CPI Corp. It does not disclose that Koeneke was nominated for the CPI Corp. board of directors as part of a hostile takeover led by Knightspoint.

120.    The Consent Statement also does not disclose that Koeneke was the nominee of Simon Property Group (“Simon”) in its attempted takeover of Taubman Centers, Inc.

121.    The Consent Statement does not disclose that Simon does business with Jones and/or its subsidiaries in connection with the retail stores operated by Jones in malls owned by Simon.

122.    Reasonable stockholders of Maxwell Shoe would consider Defendants’ Nominees’ conflicts of interest and undisclosed relationships with Jones and Jones’s affiliates material to their decision regarding whether to provide their written consents.

123.    These misstatements and omissions render the Consent Statement materially false and misleading.

COUNT I

(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. 240.14a-9)

124.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 1 through 123 as if fully set forth herein.

125.    For the reasons set forth above, Defendants’ Consent Statement and its other statements in connection with its Consent Solicitation are misleading and omit material facts.

126.    Defendants’ Consent Statement and other communications with the market in conjunction with their consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9.

127.    Defendants have made the materially misleading statements and omissions described herein with the requisite state of mind under Section 14(a) of the Exchange Act and SEC Rule 14a-9.

128.    Accordingly, Maxwell Shoe is entitled to a declaration that Defendants’ Consent Statement as well as their other communications with the market in conjunction with their consent solicitation violate Section 14(a) of the Exchange Act and SEC Rule 14a-9.

129.    Maxwell Shoe has no adequate remedy at law.

COUNT II

(Violation of 15 U.S.C. § 78n(a) and 17 C.F.R. 240.14a-9)

130.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 124 through 129 as if fully set forth herein.

131.    Defendants’ material misstatements and omissions, as set forth above, violate Section 14(a) of the Exchange Act and SEC Rule 14a-9. If Defendants’ statements are not corrected, Maxwell Shoe’s stockholders will be deprived of the full and accurate information to which they are entitled. Failing the correction of Defendants’ statements, Maxwell Shoe and its stockholders will be irreparably harmed.

132.    Defendants have made the materially misleading statements and omissions described herein with the requisite state of mind under Section 14(a) of the Exchange Act and SEC Rule 14a-9.

133.    Accordingly, Maxwell Shoe is entitled to a permanent injunction requiring Defendants to correct by public means its material misstatements and omissions.

134.    Maxwell Shoe has no adequate remedy at law.

COUNT III

(Violation of 15 U.S.C. § 78n(e))

135.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 130 through 134 as if fully set forth herein.

136.    For the reasons set forth above, Defendants’ statements in connection with their proposed consent solicitation and exchange offer are materially misleading and constitute fraudulent, deceptive or manipulative acts. Further, these statements have interfered with the right of Maxwell Shoe’s stockholders to full and accurate information.

137.    Defendants have made these false and materially misleading statements recklessly, knowingly or intentionally.

138.    Accordingly, Maxwell Shoe is entitled to a declaration that Defendants’ statements and disclosures in conjunction with its proposed consent solicitation and exchange offer violate Section 14(e) of the Exchange Act.

139.    Maxwell Shoe has no adequate remedy at law.

COUNT IV

(Violation of 15 U.S.C. § 78n(e))

140.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 135 through 139 as if fully set forth herein.

141.    Defendants’ material misstatements and omissions and fraudulent, deceptive or manipulative acts, as set forth above, violate Section 14(e) of the Exchange Act. If Defendants’ statements are not corrected, Maxwell Shoe’s stockholders will be deprived of the full and accurate information to which they are entitled. Failing the correction of Defendants’ statements, Maxwell Shoe and its stockholders will be irreparably injured.

142.    Defendants have made these false and materially misleading statements recklessly, knowingly or intentionally.

143.    Accordingly, Maxwell Shoe is entitled to a permanent injunction requiring Defendants to correct by public means its material misstatements and omissions or otherwise fraudulent, deceptive or manipulative acts or statements.

144.    Maxwell Shoe has no adequate remedy at law.

COUNT V

(Violation of 15 U.S.C. § 78n(a), (e), and 17 C.F.R. 240.14a-9)

145.    Plaintiff repeats and realleges each and every allegation set forth in paragraphs 140 through 144 as if fully set forth herein.

146.    Defendants’ material misstatements and omissions, as set forth above, violate Sections 14(a) and 14(e) of the Exchange Act and SEC Rule 14a-9, and subject Plaintiff to irreparable injury.

147.    Accordingly, Maxwell Shoe is entitled to a permanent injunction against Defendants preventing them from (i) disseminating the Consent Statement containing the false and misleading statements and omissions as alleged herein; from (ii) making any additional material misstatements or omissions in connection with, or otherwise related to, Defendants’ tender offer; and from (iii) making a proxy consent solicitation and/or tender offer to Maxwell Shoe’s stockholders.

148.    Maxwell Shoe has no adequate remedy at law.

REQUEST FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment against Defendants as follows:

a) declaring that Defendants’ Consent Statement and Tender Offer Statement violate Section 14(a) of the Exchange Act and SEC Rule 14a-9;

b) declaring that Defendants’ Consent Statement and Tender Offer Statement violate Section 14(e) of the Exchange Act;

c) ordering Defendants to correct by public means its material misstatements and omissions, and to file with the SEC accurate disclosures required by Sections 14(a) and 14(e) of the Exchange Act;

d) enjoining Defendants from disseminating its false and misleading Consent Statement and from making any additional material misstatements or omissions;

e) enjoining Defendants from making a proxy consent solicitation and/or tender offer to Maxwell Shoe’s stockholders.

f) awarding Plaintiff its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

g) granting Plaintiff such other and further relief as this Court may deem just and proper.

Dated: Boston, Massachusetts

    April 1, 2004

Respectfully submitted,

Maxwell Shoe Company Inc.

By Its Attorneys

/s/ Jordan D. Hershman

Jordan D. Hershman (BBO # 553709)

Roger A. Lane (BBO #551368)

Kenneth I. Weissman (BBO #653834)

TESTA, HURWITZ & THIBEAULT, LLP

125 High Street

Boston, Massachusetts 02110

Telephone (617) 248-7000

Facsimile (617) 248-7100

Of counsel:

Adam H. Offenhartz

Jennifer H. Rearden

Robert E. Malchman

GIBSON, DUNN & CRUTCHER LLP

200 Park Avenue, 47th Floor

New York, N.Y. 10166-0193

Telephone (212) 351-4000

Facsimile (212) 351-4035